EXHIBIT 99.1

AMARC ANNOUNCES PRELIMINARY 2026 BUDGET

TO SIGNIFICANTLY ADVANCE COPPER-GOLD DISCOVERIES AT JOY DISTRICT

May 27, 2026, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; FSE: AQ5; OTCQB: AXREF) announces that it expects a preliminary budget of approximately $15 million for the 2026 exploration program to be focused on unlocking the Tier-1 potential of the JOY Copper-Gold District (“JOY” or “JOY District) in British Columbia’s (“BC”) Toodoggone Region. The program will be fully funded by Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc., through AuRORA Minerals Ltd. (“AML”) the private joint venture corporation in which Freeport currently owns a 60% and Amarc a 40% shareholder’s interest (see Amarc release September 4, 2025).  Having earned an initial 60% interest in AML by funding expenditures of $35 million under an accelerated timeframe, Freeport has exercised its right to earn an additional 10% in AML by investing a further $75 million. Amarc is the primary contractor managing AML’s exploration programs at JOY. Detailed plans are currently being finalized with mobilization expected in June.

AML 2026 Program and Budget Highlights

•	A 70-person camp will be mobilized to JOY to support three drill rigs, two helicopters and survey crews that will be continuously deployed throughout the field season;

•	Drilling will initially focus on step out drilling to determine the full size of the high grade near surface AuRORA Cu-Au-Ag Deposit (“AuRORA”), which currently extends over 1.4 km by 0.8 km and remains wide open to expansion (see Figure 1 and Amarc release January 23, 2026);

•	A second focus will be continued drilling of the TWINS Cu-Au Discovery within a highly prospective and extensive 8.5 km2 sulphide system located approximately 17 km south of AuRORA and on the 10 km long PINE Porphyry Trend, which also includes the PINE Deposit and the Canyon Discovery (see Figure 2, and Amarc release February 19, 2026);

•	Drill testing of two porphyry Cu-Au deposit targets identified by Finlay Minerals Ltd. (“Finlay”) (and extrapolated from Amarc’s January 23, 2026 release) located 1,500 m northeast of the AuRORA Deposit on mineral claims within the PIL area of common interest (“AOI”) (see below, and Figure 3), which is an additional mineral property interest being earned into by the AML joint venture;

•	Further geological, geochemical, and geophysical surveys to be completed across the JOY District to refine the emerging pipeline of porphyry Cu-Au deposit targets for drill testing; and

•	At AuRORA, preliminary pre-development engineering, resources planning and metallurgical studies by Freeport.

“The Toodoggone is attracting increased exploration activity and attention from both major mining companies and investors,” said Amarc CEO Dr. Diane Nicolson. “Amarc believes that a key driver of that interest is related to the discovery of AuRORA and emerging potential of the JOY District, where Freeport continues to demonstrate its conviction in the asset with ongoing funding towards its $110 million investment. The Amarc team is highly focused on finalizing plans for the 2026 exploration season and preparing to mobilize within the month.”

The AuRORA Cu-Au Deposit

The JOY Porphyry Cu-Au District is located adjacent to the north of the Kemess Mining District which is being advanced by Centerra Gold Inc. and approximately 5.6 km southeast of Thesis Gold and Silver Inc.’s Lawyers Project. It is anchored by the AuRORA Deposit, which now measures 1.4 km by 0.8 km and remains open to expansion across a 4 km2 target area (see Figures 1 and 3). The rare combination of high Au grades with strong Cu and Ag in the near surface environment, continuity of mineralization, positive deposit geometry, and its emerging scale positions AuRORA as one of the most important recent porphyry Cu-Au discoveries in BC and Canada.

The 2026 JOY drill program will initially focus on completing step out holes outboard of the currently known AuRORA Deposit which remains wide open to expansion. Of notable interest at AuRORA are the areas around two 2025 drill holes, JP25114 and JP25120 (see Figure 1) that intersected promising mineralization 550 m south and 350 m to the north of AuRORA, respectively (see Amarc release January 23. 2026). These mineral intersections may indicate substantial further expansion of the AuRORA Deposit or highlight the broader potential of the Northwest Gossan ("NWG") mineral system to host additional deposits.

Figure 1: AuRORA Deposit Drill Plan - High Grade, Exceptional Continuity, and Wide Open to Expansion

Figure 2: JOY District - Large-Scale Mineral Systems Host the AuRORA Deposit, CANYON and TWINS Discoveries, PINE Deposit, NWG and Other Sulphide Systems

The TWINS Cu-Au Discovery

The highly prospective TWINS porphyry target sulphide system is defined by an 8.5 km2 Induced Polarization chargeability geophysical anomaly. All drill holes completed within this unusually large target footprint indicate the existence of an extensive Cu-Au enriched porphyry mineralized system with strong additional discovery potential (see Amarc release February 19, 2026).

Several initial widely spaced and near surface reconnaissance drill holes are characterized by highly anomalous Au intercepts, including JP22020 which returned 210 m of 0.14 g/t Au, 0.03% Cu and 0.4 g/t Ag. Two deeper holes completed underneath JP22020 returned discovery intercepts of:

•	JP25106: 300 m at 0.51 g/t Au, 0.23% Cu and 0.5 g/t Ag from 819 m
Incl. 243 m at 0.59 g/t Au, 0.26% Cu and 0.6 g/t Ag
And 45 m of 1.08 g/t Au, 0.47% Cu and 1.0 g/t Ag

•	JP24051: 124 m at 0.35 g/t Au, 0.13% Cu and 0.6 g/t Ag from 491 m
150 m at 0.23 g/t Au, 0.08% Cu and 0.4 g/t Ag from 291 m

The grades in these intercepts are approaching those in some of the earlier holes at the Kemess East deposit such as hole KH-13-08 that intersected 601 m of 0.50 g/t Au and 0.39% Cu1 and KH-15-02 that intersected 301 m of 0.47 g/t Au and 0.39% Cu2.

Drilling at TWINS in 2026 will be focused on expanding this initial discovery and exploring the additional significant potential of this extensive sulphide system for important Cu-Au enriched porphyry systems.

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1 AuRico Gold Inc. release December 15, 2014

2 AuRico extends high grades at Kemess East, Canadian Mining Journal, August 18, 2015

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Further drilling of the PINE Deposit, CANYON Discovery, and other porphyry deposit targets is expected to also be considered as the season advances.

PIL Area of Common Interest

Freeport may acquire an 80% interest in the PIL Property from Finlay Minerals Ltd. (“Finlay”) upon completion of a PIL Earn-In Agreement (see Finlay release May 13, 2026).  Approximately 32% (42.34 km2) of the area covered by Finlay’s PIL Property mineral claims lies within an area of common interest (or “Area of Interest” or “AOI” as referred to in the Finlay release) around the JOY District under the Freeport-Amarc AML Joint Venture Agreement (the “JOY Agreement”). Amarc has exercised its right to bring Freeports interest in these PIL mineral claims into the JOY Agreement (see Amarc release July 16, 2025). Freeport is responsible for funding expenditures required under the PIL Property Earn-In Agreement with Finlay, but expenditures incurred within the PIL area of common interest will be funded by Freeport through AML and will also be credited towards Freeport’s spend under the JOY Agreement. If Freeport completes its earn-in on the entire PIL Property, AML will acquire an 80% interest in the PIL area of common interest and Amarc and Freeport would then, indirectly through AML, hold a 24% interest and a 56% interest, respectively, in these mineral claims.

Figure 3: Location of the JOY Project, Adjacent PIL Area of Common Interest and Other Tenures Within the Prospective Toodoggone Region

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry copper-gold mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the JOY, DUKE and IKE Copper-Gold Districts located in different prolific porphyry regions of northern, central and southern BC, respectively.  Each District represents significant potential for the development of multiple and important-scale, porphyry copper±gold deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry copper deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, DUKE, IKE, PINE and AuRORA.  From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

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Qualified Person

Mark Rebagliati, P.Eng, a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information related to the JOY Project contained in this news release. Mr. Rebagliati is not independent of the Company.

For further details on Amarc Resources Ltd., please visit our website at www.amarcresources.com or contact:

Diane Nicolson, President & CEO at +1 (778) 388 45603, Email: DianeNicolson@hdimining.com

Tom McMillan, VP Investor Relations at +1 (604) 364-8386, Email: TomMcMillan@amarcresources.com

Kin Communications at +1 (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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Figure 1: AuRORA Deposit Drill Plan - High Grade, Exceptional Continuity, and Wide Open to Expansion

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Figure 2: JOY District - Large-Scale Mineral Systems Host the AuRORA Deposit, CANYON and TWINS Discoveries, PINE Deposit, NWG and Other Sulphide Systems

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Figure 3: Location of the JOY Project, Adjacent PIL Area of Common Interest and Other Tenures Within the Prospective Toodoggone Region

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